

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 18, 2018

Via Email
Mr. Donald A. Merril
Executive Vice President and Chief Financial Officer
U.S. Silica Holdings, Inc.
8490 Progress Drive, Suite 300
Frederick, Maryland 21701

> **Re:** **U.S. Silica Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2017**
> **Filed February 21, 2018**
> **File No. 1-35416**

Dear Mr. Merril:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/Craig Arakawa for

                    Rufus Decker
                    Accounting Branch Chief
                    Office of Beverages, Apparel &
                    Mining